FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02045863

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

HSBC Bank plc

Poultry, London, EC2P 2BX, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F ______]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No ✓]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________________]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

By: [signature]
Name: I B Marshall
Title: Company Secretary

Dated: June 28, 2002

AVS No. 303532. Date of notification : 28 June 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS IN HSBC BANK PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of Crédit Commercial de France (CCF) by HSBC Holdings plc, outstanding options over CCF shares granted between 1994 and 1999 (for nil consideration) have vested. Options granted over CCF shares in 2000 will vest in 2002. On exercise of the options, the CCF shares issued will become exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C-H Filippi, a director of HSBC Bank plc, currently holds options over 66,000 CCF shares which he is obliged, upon exercise, to exchange for 858,000 (66,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr Filippi also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which corresponds to his option over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date	Nature of transaction by the Trust	Consideration
19 June 2002*	Transfer by Trust of: 104,000 HSBC Shares to an individual exercising options over 8,000 shares	13 HSBC shares for each CCF share
20 June 2002*	Transfer by Trust of: 26,000 HSBC Shares to an individual exercising options over 2,000 shares	13 HSBC shares for each CCF share
21 June 2002*	Transfer by Trust of: 52,000 HSBC Shares to an individual exercising options over 4,000 shares	13 HSBC shares for each CCF share
24 June 2002*	Transfer by Trust of: 52,000 HSBC Shares to an individual exercising options over 4,000 shares	13 HSBC shares for each CCF share
28 June 2002*	Transfer by Trust of: 19,500 HSBC Shares to an individual exercising options over 1,500 shares	13 HSBC shares for each CCF share

* Director made aware of transactions on 28 June 2002

At 28 June 2002 the Trust held a total of 36,609,015 HSBC shares.

R H Musgrove
020 7260 0375 (Extn. 50375)

HSBC BANK plc
HSBC Press Releases/Notifications for the month of June 2002

Date	**Title of Press Release/Reason for Notification**
28 June	Dealings by Directors: Mr C-H Filippi